This AMENDMENT NO.1 TO THE SHARE AND ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of June 21, 2016 is made by and among Terex Corporation, a Delaware corporation (“Seller”), and Konecranes Plc, a Finnish public company limited by shares (“Buyer” and collectively with Seller, the “Parties” and each individually, a “Party”).
WHEREAS, the Parties entered into a Share and Asset Purchase Agreement dated May 16, 2016 (the “Purchase Agreement”); and
WHEREAS, the Parties wish to amend the Purchase Agreement in accordance with the terms set forth in this Amendment.
NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth herein and in the Purchase Agreement, Buyer and Seller hereby agree as follows:
1.    Certain Defined Terms. Capitalized terms used in this Amendment that are not defined herein have the meanings specified in the Purchase Agreement.
2.    Amendment. Section 2.06(a)(i) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:
“(i) an aggregate amount in cash equal to the sum (the “Cash Consideration”) of: (i) $595,000,000 (the “USD Cash Consideration”) and €200,000,000 (the “Euro Cash Consideration”), plus (ii) the Estimated Buyer Working Capital Payment, if any, minus (iii) the Estimated Seller Working Capital Payment, if any, plus (iv) the absolute value of the amount of Estimated Net Debt, if negative, minus (v) the amount of Estimated Net Debt, if positive, minus (vi) the Estimated Divestiture Adjustment Amount, minus (vii) if the Seller has not accepted the French Offer prior to the Closing, the France Purchase Price. The amounts in (ii), (iii), (iv), (v), (vi) and (vii) in this Section shall be added or subtracted, as applicable, to the USD Cash Consideration. The Euro Cash Consideration shall be paid to one or more non-U.S. subsidiaries of Seller, as determined by Seller, in Seller’s sole discretion. The USD Cash Consideration shall be subject to an additional adjustment after the Closing pursuant to Section 2.07(c) and Section 2.07(f); and”
3.    Miscellaneous
(a)    References. Except as specifically modified in this Amendment, all of the terms and conditions of the Purchase Agreement shall remain in full force and effect. All references to the Purchase Agreement in any document, instrument, agreement, or writing delivered pursuant to the Purchase Agreement (as amended hereby) shall hereafter be deemed to refer to the Purchase Agreement as amended hereby.
(b)    Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(c)    Governing Law. This Amendment shall be governed and construed in accordance with the Laws of the State of New York, including as to validity, interpretation, enforcement and effect, without regard to any applicable conflicts of law principles to the extent that the application of the Laws of another jurisdiction would be required thereby.
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IN WITNESS WHEREOF, Seller and Buyer have caused this Amendment to be executed on the date first written above by their respective duly authorized officers.
SELLER:
TEREX CORPORATION
By:    /s/ Eric I Cohen
    Name:     Eric I Cohen
    Title:     Senior Vice President
BUYER:
KONECRANES PLC
By:    /s/ Panu Routila
    Name:     Panu Routila
    Title: President & CEO